

SECURITIES AND EXCHANGE COMMISSION

07005117

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rhone Group Advisors L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue
(No. and Street)

New York	**NY**	**10111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seth Landsberg **(212)218-6779**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Nancy C. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Rhone Group Advisors L.L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Sworn to before me on this 15th day of Feb. 2007

Signature

Managing Director
Title

Notary Public
MARTHA G. CARABALLO
Notary Public, State of New York
No. 01CA4928270
Qualified in Queens County
Certificate Filed in New York County
Commission Expires May 31, 2010

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rhône Group Advisors L.L.C.

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
Rhône Group Advisors L.L.C.:

We have audited the accompanying statement of financial condition of Rhône Group Advisors L.L.C. (the "Company") at December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rhône Group Advisors L.L.C. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

February 28, 2007

Ernst & Young LLP

Rhône Group Advisors L.L.C.

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	2,792,842
Investment, at fair value		993,466
Commission fee receivable		2,189,282
Prepaid expenses		47,870
Total assets	$	6,023,460
Liabilities and Member's Equity		
New York City unincorporated business tax payable	$	350,764
Due to Parent		1,428,882
Accounts payable and accrued expenses		567,811
Total liabilities		2,347,457
Member's equity		3,676,003
Total liabilities and member's equity	$	6,023,460

See accompanying notes to this statement of financial condition.

Rhône Group Advisors L.L.C.

Notes to Statement of Financial Condition

December 31, 2006

1. Organization and Business

Rhône Group Advisors L.L.C. (the "Company"), a Delaware limited liability company, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company was formed by Rhône Group L.L.C. ("Group" or "Parent") on August 11, 2000 and is a wholly-owned subsidiary of Group. The Company subsequently received its membership with NASD on February 21, 2001 for the purpose of acting as a broker-dealer in selling financial advisory services, limited partnerships in primary distributions and private placement of securities. Prior to forming the Company, Group had been a registered broker-dealer and maintained NASD membership from December 1996 to March 2001. The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph k(2)(i) of that rule.

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits with banks and other highly liquid investments with maturities of up to three months when acquired to be cash and cash equivalents.

Estimates

The preparation of the statement of financial conditions in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates

3. Income Taxes

Federal, state and local income taxes have not been provided for on the profits of the Company as the members of Group are individually liable for their own tax payments. The Company is subject to New York City unincorporated business taxes.

3. Income Taxes (continued)

In June 2006, the FASB issued Interpretation No. 48 *"Accounting for Uncertainty in Income Taxes"*, which is effective for financial statements issued for fiscal years beginning after December 15, 2006. This standard provides guidance to all enterprises, including pass-through entities, for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. Management is evaluating the potential impact, if any, to the Company of the standard upon adoption.

4. Related Party Transactions

The Company entered into an Amended and Restated Administrative Service Agreement ("Agreement") with Group on December 1, 2003. Under the Agreement, the Company agrees to reimburse Group for all expenses directly attributable to the Company, and an allocable portion of expenses paid by Group for which Advisors has indirectly derived benefit.

SEC Rule 17a-3(a)(1) and (a)(2) state that a broker dealer must reflect on its books each expense incurred relating to its business and any corresponding liability, regardless of whether a third party has agreed to assume the expense or liability.

The business of the Company as a broker-dealer in securities and a member of the NASD is conducted by the Company and under the control and management of the duly authorized personnel of the Company. The provisions of the Agreement with respect to payment of compensation to the Company by Group is not intended to constitute Group and the Company as partners or a joint venture, nor shall the personnel of the Company be deemed to be employees of Group. The executive officers of the Company have full authority with respect to hiring, training, assignment of duties, supervision, discipline and termination of all employees of the Company.

The Agreement may be terminated by either party upon five business days' prior written notice to the other party.

Commission fee receivable of $2,189,282 for fees earned during 2006 but not received as of December 31, 2006 has been reflected on the statement of financial condition.

5. Investment

During 2006, the Company received as payment in lieu of cash for services rendered 157,693 shares of common stock of NYFIX, Inc. ("NYFIX"). At December 31, 2006, the NYFIX shares are valued at the closing price in the over-the-counter markets.

6. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "rule"), which requires the maintenance of minimum net capital, as defined, which shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2006, the Company had net capital of $427,760 which was $271,263 in excess of its minimum net capital requirement of $156,497. The Company's ratio of aggregate indebtedness to net capital was 5.49 to 1. Certain advances, distributions and other equity withdrawals are subject to certain notifications and restriction provisions of the rule

7. Recently Issued Accounting Standard

In September 2006, the Financial Accounting Standards Board (FASB) issued *Statement of Financial Accounting Standards No. 157, "Fair Value Measurements"* (FAS 157), which is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permissible, however, it must be applied as of the beginning of the fiscal year and only if interim financial statements within that fiscal year have not been issued. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. FAS 157 is required to be applied prospectively in the year of adoption, except for certain limited situations required to be applied retrospectively. Management is evaluating the potential impact of the standard upon adoption, including the required additional disclosures.

8. Subsequent Events

On January 23, 2007, the Company made a distribution of $200,000 to its member.

The Company has agreed to transfer its right, title and interest in NYFIX valued at $993,466, which is included in due to Parent as of December 31, 2006.

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

To the Member of
Rhône Group Advisors L.L.C.

In planning and performing our audit of the financial statements of Rhône Group Advisors L.L.C. (the "Company"), as of and for the year ended December 31, 2006 in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and by recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives. However, we identified deficiencies primarily involving the controls over the allocation of expenses from Rhône Group LLC, the sole member, to the Company that we consider to be material inadequacies as defined above. These deficiencies were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2006, and these deficiencies do not affect our report of the financial statements of the Company dated February 28, 2007. The Company will further enhance the review of the expense allocation process through the formation of a new committee which will meet on a quarterly basis to review the aforementioned allocations.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2007

END